SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROPOSAL OF THE ADMINISTRATION FOR AMENDMENT OF THE BYLAWS

Dear Shareholder:

Considering the end of the 2015-2017 Board of Directors’ term of office and, thus, of the Audit Committee’s as currently established in the Company’s Bylaws, it is deemed necessary to make adjustments in the Bylaws in compliance with Law no. 13,303/2016, which stipulates the legal status of publicly-held companies and of mixed capital companies and of its subsidiaries within the Union, the States, the Federal District and the country’s municipalities.

Such adjustments in the Bylaws are also required due to regulatory issues and statutory responsabilities between Copel (Holding) and Copel Distribuição S.A., a wholly-owned subsidiary of Companhia Paranaense de Energia - Copel, related to the extension of the public service concession agreement for power distribution no. 046/1999 (Contrato de Concessão de Serviço Público de Distribuição de Energia Elétrica nº 046/1999), through its 5th amendment to the concession agreement signed on December 9, 2015, which will run until 2045. Such amendment to the concession agreement for power distribution retained the previous obligations and established quality and economic sustainability aims for maintenance of the concession of power distribution, which shall be fully met by Copel Distribuição S.A. in the first five years commencing on January 1, 2016, to avoid the risk of the company being fined or having the concession agreement terminated for non-compliance with its terms.

In addition, so as to enforce and fully comply with Law no. 13,303/2016, the Company proposes adjustments in the composition and in the responsibilities of the Statutory Audit Committee by adding a specific section in the Bylaws related to such committee and by establishing the Nomination and Evaluation Committee, as stipulated in the State Decree no. 6263/2017, which states the corporate governance rules applied to state companies (Article 1).

In view of the foregoing, the Company's management convenes its shareholders to deliberate on proposals for amendments at the 195th Extraordinary Shareholders' Meeting.

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ANEXO I b

Proposta de Alteração do Estatuto Social da Companhia Paranaense de Energia

Artigo atual – última alteração na 193ª AGE, de 22.12.2016.	Artigo proposto	Justificativa

Seção II

Do Conselho De Administração

Art. 11 O Conselho de Administração será composto de 07 (sete) ou 09 (nove) membros, brasileiros, acionistas, residentes no País, eleitos pela Assembleia Geral, podendo dele fazer parte 02 (dois) Secretários de Estado e o Diretor Presidente da Companhia.

Seção II

Do Conselho De Administração

Art. 11 O Conselho de Administração será composto de 07 (sete) ou 09 (nove) membros, eleitos e destituíveis pela Assembleia Geral, podendo dele fazer parte o Diretor Presidente da Companhia.

Ajuste de redação.

Adequação à Lei 13.303/2016 que dispõe sobre o estatuto jurídico da empresa pública, da sociedade de economia mista e de suas subsidiárias, no âmbito da União, dos Estados, do Distrito Federal e dos Municípios.

Art. 11 § 3º No mínimo três membros do Conselho de Administração comporão o Comitê de Auditoria da Copel, o qual será regulado por regimento interno específico.

Excluir

Adequação à Lei 13.303/2016 que dispõe sobre o estatuto jurídico da empresa pública, da sociedade de economia mista e de suas subsidiárias, no âmbito da União, dos Estados, do Distrito Federal e dos Municípios.

Criada Seção V e novos artigos.

Art. 15 Compete ao Conselho de Administração:	Art. 15 Compete ao Conselho de Administração:	Não alterado
(...)	(...)

Página 2 de 5

Artigo atual – última alteração na 193ª AGE, de 22.12.2016.	Artigo proposto	Justificativa
Item novo

XIV. assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas base dos valores tarifários estabelecidos pelo poder concedente.

Atendimento a questões regulatórias e alinhamento das responsabilidades estatutárias entre Copel Holding e Copel Distribuição S.A., subsidiária integral da Companhia Paranaense de Energia – Copel que prorrogou seu Contrato de Concessão de Serviço Público de Distribuição de Energia Elétrica nº 046/1999, através do 5º termo aditivo assinado em 09.12.2015, com vigência até 2045, o qual manteve as obrigações anteriores e instituiu metas de qualidade e sustentabilidade econômico-financeira para manutenção da concessão, que deverão ser observadas pela concessionária nos primeiros cinco anos contados de 1º de janeiro de 2016, sob risco de autuações e até mesmo da caducidade do contrato de concessão em caso de descumprimento.

(Deliberação 2235ª. Redir de 13.03.2017).

XIV. organizar os serviços de secretaria necessários ao apoio de suas atividades, que também colaborarão com a atuação do Conselho Fiscal, a critério deste, e por seu Presidente, designar e requisitar empregados da Companhia para exercê-los.

XV. organizar os serviços de secretaria necessários ao apoio de suas atividades, que também colaborarão com a atuação do Conselho Fiscal, a critério deste, e por seu Presidente, designar e requisitar empregados da Companhia para exercê-los.

Item remunerado para item XV.
(...)	(...)
CAPÍTULO III - DA ADMINISTRAÇÃO	CAPÍTULO III - DA ADMINISTRAÇÃO	Não alterado
(...)	(...)

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Artigo atual – última alteração na 193ª AGE, de 22.12.2016.	Artigo proposto	Justificativa
	Seção V	Item novo

Do Comitê de Auditoria Estatutário

Art. 26 O Comitê de Auditoria Estatutário é o órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 27 O Comitê de Auditoria Estatutário também exercerá suas atribuições e responsabilidades junto às sociedades controladas pela Companhia e suas subsidiárias, que adotarem o regime de Comitê de Auditoria Estatutário único.

Art. 28 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por Regimento Interno específico.

§ 1º        Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu Presidente, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro de atas.

§ 2º        O Comitê de Auditoria Estatutário será composto por 3 (três) ou 5 (cinco) membros e se reunirá no mínimo bimestralmente ou quando necessário, de modo que as informações contábeis sejam sempre apreciadas antes de sua divulgação.

§ 3º        Pelo menos um dos membros do Comitê de Auditoria Estatutário deve ter obrigatoriamente experiência profissional reconhecida em assuntos de contabilidade societária.

Art. 29 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

Item novo

Adequação à Lei 13.303/2016 que dispõe sobre o estatuto jurídico da empresa pública, da sociedade de economia mista e de suas subsidiárias, no âmbito da União, dos Estados, do Distrito Federal e dos Municípios.

Art. 26 ao Art. 29	Art. 30 ao Art. 33	Apenas remunerado.

Página 4 de 5

Artigo atual – última alteração na 193ª AGE, de 22.12.2016.	Artigo proposto	Justificativa
Capítulo V – Da Assembleia Geral	Capítulo V – Da Assembleia Geral	Não alterado
Art. 30 ao Art. 34	Art. 34 ao Art. 38	Apenas renumerado.
(...)	(...)
	Seção I	Item novo

Do Comitê de Indicação e Avaliação

Art. 39 O Comitê de Indicação e Avaliação é órgão auxiliar dos acionistas que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros dos comitês estatutários.

Art. 40 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação e regulamentação vigentes e serão detalhadas por Regimento Interno específico.

Parágrafo Único O Comitê de Indicação e Avaliação decidirá por maioria de votos, com registro em ata, na forma do Regimento Interno.

Item novo

Adequação à Lei 13.303/2016 que dispõe sobre o estatuto jurídico da empresa pública, da sociedade de economia mista e de suas subsidiárias, no âmbito da União, dos Estados, do Distrito Federal e dos Municípios e Decreto Estadual no. 6263/2017 que estabelece normas de governança corporativa aplicáveis às empresas estaduais (art. 1º.), a fim de regulamentar a aplicação da Lei 13.303/2016.

Art. 35 ao Art. 39	Art. 41 ao Art. 45	Apenas renumerado.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.